FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2022

1.       DATE, TIME AND PLACE: on March 28th, 2022, at 02:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Ronaldo Iabrudi dos Santos Pereira; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation on the proposal for the allocation of the results for the year ended December 31, 2021; (ii) Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Company's Ordinary and Extraordinary Shareholders' Meetings, pursuant to CVM Instructions 480/481; (iii) Analysis and deliberation on the information provided by the candidates to the position of independent member of the Board of Directors and observance of the independence criteria set forth in the Novo Mercado Regulation; (iv) Analysis and deliberation on the proposal for the global amount of remuneration to be paid to the Company's managers in fiscal year 2022, including members of the Fiscal Council, if installed; (v) Resolve on the proposal for the reallocation of amount to BRL 1,843,934,426.56, resulting from tax incentives granted to the Company from the years of 2017 to 2020, initially destined for the Expansion Reserve provided in the Company’s By-Laws, to the Reserve of Tax Incentives in accordance with Article 195- A of the Brazilian Corporate Law; (vi) Analysis and deliberation on the amendment of article 4 (caput) of the Company's Bylaws; (vii) Considering all the previous items of this Agenda, analysis and deliberation on the management proposal to be sent to the shareholders of the Company for resolution at the Company's Annual and Extraordinary Shareholders' Meetings to be held on April 27, 2022 (“Meetings”).

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation on the proposal for the allocation of the results for the year ended December 31, 2021: considering that, in a meeting of the Board of Directors of the Company held on February 23, 2022, at 12.00 p.m., the management accounts were duly analyzed, as well as deliberated the approval of the Management Report and the Company's Financial Statements for the fiscal year ended December 31, 2021, the Members of the Board of Directors resolved, unanimously and without any reservations, and based on the recommendation of the Financial Committee, to approve the management proposal to be sent to the shareholders’ resolution at the Meetings for the allocation of the Company's net income for the year ended on December 31, 2021, in the amount of R$ 802,326,854.48, as follows: (a) R$ 40,116,342.72 allocated to the legal reserve account, pursuant to article 193 of Law 6,404/1976; (b) R$ 437,737,929.80 allocated to the Tax Incentives Reserve, in accordance with Art. 195-A of Law No. 6,404/1976, related to State Goods and Services Tax (ICMS) tax incentives granted by the State of São Paulo to the Company, considered as a subsidies for investment; (c) R$ 95,433,112.34 as gross amount allocated to the value of minimum mandatory dividends accumulated over the social exercise terminated in December 31, 2021, that shall be paid as interest on net equity, duly deducted the value of the Withholding Income Tax (IRRF), in accordance with the legislation in force, with the exception of immune and/or exempt shareholders, being effectively paid to the shareholder the net value of R$ 81,118,145.49.

5.2       Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Company's Ordinary and Extraordinary Shareholders' Meetings, pursuant to CVM Instructions 480/481: the members of the Board of Directors unanimously and unreservedly resolved on approving items 10 and 13 of the Reference Form, in consonance of CVM Instructions 480/481, being such items attached to the management proposal to be sent to the shareholders to assist them on the Meetings.

5.3       Analysis and deliberation on the information provided by the candidates to the position of independent member of the Board of Directors and observance of the independence criteria set forth in the Novo Mercado Regulation: the Messrs. Members of the Board of Directors, unanimously and unreservedly, after analysis of the qualification and the independence declarations presented by the candidates to the position of independent member of the Company’s Board of Directors, confirm that such candidates are in compliance with the independence requisites set forth in the Novo Mercado Regulation. Therefore, the Messrs. Members of the Board of Directors hereby sign the “Independence Report of the Candidates Appointed to the Board of Directors” that follows attached to the present minutes, in the form of Annex I.

5.4       Analysis and deliberation on the proposal for the global amount of remuneration to be paid to the Company's managers in fiscal year 2022, including members of the Fiscal Council, if installed: the Messrs. Members of the Board of Directors, unanimously and unreservedly, based on the favorable recommendation of the Human Resources and Remuneration Committee, resolved on the management proposal regarding the global amount of compensation for the year 2021 , to be paid to the Company's Statutory Executive Board, Board of Directors and Fiscal Council, if installed, to be submitted to the Company's General Shareholders' Meeting, subdivided into: (a) the Board of Directors and advisory committees; (b) Statutory Executive Board; and (c) Fiscal Council, in case such entity be once again appointed by the shareholders, and decided to approve it under the terms of the management proposal.

5.5       Resolve on the proposal for the reallocation of amount to BRL 1,843,934,426.56, resulting from tax incentives granted to the Company from the years of 2017 to 2020, initially destined for the Expansion Reserve provided in the Company’s By-Laws, to the Reserve of Tax Incentives in accordance with Article 195- A of the Brazilian Corporate Law: the Messrs. Members of the Board of Directors, unanimously and unreservedly, approved the proposal for reallocation of part of the net profit of respective fiscal years of 2017 to 2020, that were originally allocated to the Expansion Reserve of the Company, provided in the By-laws, but which are a result of tax incentives granted to the Company, in the total amount of BRL 1,843,934,426.56 to the Reserve of Tax Incentives, pursuant terms of Article 195-A, Law No. 6,404/1976, being such reallocation conditioned to the approval by the Meetings

5.6       Analysis and deliberation on the amendment of article 4 (caput) of the Company's Bylaws the Messrs. Members of the Board of Directors, unanimously and unreservedly, decided to approve the proposal to be sent to the Meetings for updating the Article 4th (caput) of the Company’s Bylaws, to reflect the corporate capital increases based on the exercise of the stock options plan of the Company, within the limits of the authorized capital, as approved in several minutes of the Board of Directors of the Company held after the last Annual and Extraordinary Shareholders’ Meeting held on 2021.

5.7.       Considering all the previous items of this Agenda, analysis and deliberation on the management proposal to be sent to the shareholders of the Company for resolution at the Company's Annual and Extraordinary Shareholders' Meetings to be held on April 27, 2022 (“Meetings”): considering the approval of all the items above, the Messrs. Members of the Board of Directors, unanimously and unreservedly, approve the whole content of the management proposal to be sent to the shareholders’ resolution at the Meetings, that follows attached to the present minutes in the form of Annex II.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 28, 2022. Chairman: Mr. Ronaldo Iabrudi dos Santos Pereira; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

ANNEX I

INDEPENDENCE REPORT OF THE CANDIDATES APPOINTED TO THE BOARD OF DIRECTORS

This report consolidates the analysis and conclusions regarding the conformity of the candidates appointed as independent members to the Company's Board of Directors ("Report") in relation to their qualification as an independent director for the purposes of the Novo Mercado Regulation ("Novo Mercado Regulation") special segment of B3 SA – Brasil, Bolsa, Balcão (“B3”).

I.	INDEPENDENCE REQUISITES OF THE DIRECTOR

According to the Novo Mercado Regulation, the analysis of the independence of the members of the Board of Directors must be carried out considering the presence of objective impediments, which, once verified, prevent the attribution of independent director qualification, as well as subjective criteria that take into account the person's relationship with the Company, its controlling shareholder and directors and the possibility that such relationship affects the independence of such director.

The following are considered impediments to the characterization of an independent director, pursuant to article 16, paragraph 1, of the Novo Mercado Regulation:

i.	be a direct or indirect controlling shareholder of the Company;
ii.	having the exercise of voting rights at the Board of Directors' meetings restricted or bound by a shareholders' agreement related to the Company;
iii.	be a spouse, partner or relative, in a direct or collateral line, up to the second degree, of the controlling shareholder, any of the Company's director or of the any of the controlling shareholder's director; or

iv.	have been, in the last 3 (three) years, an employee or director of the Company or its controlling shareholder.

Even if the candidate does not fulfill any of the above-mentioned impediments, certain relationships of the candidate must also be verified which, due to their characteristics, magnitude and extent, may imply on the loss of their independence.

According to article 16, paragraph 2, of the Novo Mercado Regulation, the relationships subject to analysis are as follows:

i.	be a relative by affinity, up to the second degree, of the controlling shareholder, any of the Company's director or any of the controlling shareholder's director;
ii.	have had an employment relationship or management position, in the last 3 (three) years, in associated, controlled or under common control companies;
iii.	having business relationships with the Company, its controlling shareholder or associated, controlled or under common control companies;
iv.	holding a position in a company or entity that has commercial transactions with the Company or with its controlling shareholder who has decision-making power in the conduct of the activities of said company or entity; and
v.	receives other compensation from the Company, its controlling shareholder, associated, controlled or under common control companies, in addition to that related to acting as a member of the Company's board of directors or committees, from its controlling shareholder, from its associated companies, controlled or under control common, except cash benefits arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

II.	CANDIDATES APPOINTED TO THE POSITION OF INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS

Are appointed to compose the Board of Directors as independent directors, with a unified term of office of 2 (two) years, ending at the annual general meeting that resolves on the financial statements for the fiscal year ended on December 31, 2023, the following directors: (i) Eleazar de Carvalho Filho; (ii) Luiz Augusto de Castro Neves; and (iii) Renan Bergmann.

As regards the candidates for the positions of independent members of the Board of Directors, we concluded, based on the information made available and the statements made by each of the candidates to the Company's Board of Directors, that such candidates comply with the independence requirements established in the Novo Mercado Regulation and, therefore, can be considered as suitable for the exercise of the position to which they compete.

São Paulo, March 28 2022.

Jean-Charles Henri Naouri President of the Board of Directors	Arnaud Daniel Charles Walter Joachim Strasser Co Vice-President of the Board of Directors

Ronaldo Iabrudi dos Santos Pereira Co Vice-President of the Board of Directors	Christophe Jose Hidalgo Member of the Board of Directors

Hervé Daudin Member of the Board of Directors	Rafael Sirotsky Russowsky Member of the Board of Directors

ANNEX II

MANAGEMENT PROPOSAL

SEPARATED DOCUMENT

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 4, 2022	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.